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ngreene@shearman.com	February 17, 2010
(212) 848-4668

Via Email and EDGAR

Mr. John Ganley

U.S. Securities and Exchange Commission

Office of Disclosure and Review

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Supplemental response to comments to First Eagle Funds Statutory Prospectus

Dear John:

Supplementing our response letter to you, dated January 15, 2010 (the “January Response Letter”), this letter responds to your comment that we should include an additional sentence that describes why the investment strategy of the Global Fund should be considered to be “global”.  Following our recent conversation, you stated that you are satisfied with all of our responses in the January Response Letter, but want further assurances that in addition to the existing statement that Global Fund invests in at least three different countries and is intended, at least in part, to emphasize the foreign investment risks of a global fund, the Global Fund is “global”.  We will include the following language in the First Eagle Funds’ statutory prospectus going forward:

“Under normal circumstances, the Global Fund anticipates it will allocate a substantial amount of its total assets to foreign investments.  That generally means that approximately 40% or more of the Global Fund’s total assets will be allocated to foreign investments (unless market conditions are not deemed favorable by the Global Fund, in which case the Global Fund expects to invest at least 30% of its total assets in foreign investments).”

Assuming you find this satisfactory, we are ready to file another draft of the First Eagle Funds Form N-1A Registration Statement.  In addition to our changes to the Registration Statement that we described to you in our January Response Letter and in this correspondence,

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we will incorporate various non-material edits and formatting changes.  There will be no further changes of a material nature.

As an administrative matter we also note that we need the Registration Statement to be declared effective March 1, 2010 (the normal effective date for our annual updates).  As a result, we will file the Amendment pursuant to Rule 485(b) under the Securities Act of 1933 with an effective date of March 1, 2010.  Capitalized terms used but not defined have the meaning ascribed to them in the Registration Statement.

*              *              *              *              *

The First Eagle Funds acknowledge that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the First Eagle Funds acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the funds from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The First Eagle Funds further acknowledge that they may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above and in the attached draft adequately address all of your comments.  Should you have any follow-up questions concerning this letter or the attached draft, please do not hesitate to contact me at (212) 848-4668 or Michael J. Blankenship at (212) 848-8531.

Very truly yours,

/s/ Nathan Greene
Nathan Greene

Enclosure

cc:	Suzan Afifi (First Eagle)
Mark Goldstein (First Eagle)